Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

POORE BROTHERS HOLDINGS, INC.

Poore Brothers Holdings, Inc., (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify and set forth that:

FIRST:                    The name of the Corporation is Poore Brothers Holdings, Inc.

SECOND:               The Certificate of Incorporation of the Corporation was filed with the Secretary of State on the 23rd day of February, 1995.

THIRD:                  The Corporation has not received any payment for any of its stock.

FOURTH:              The Certificate of Incorporation is amended to change the name of the Corporation and to increase the authorized capital stock of the Corporation, as follows:

(a)           Article FIRST, relating to the name of the Corporation, is deleted in its entirety and the following is inserted in its place and stead:

FIRST:            The name of the corporation is Poore Brothers, Inc. (the “Corporation”);

(b)          Article FOURTH, relating to the authorized capital stock of the Corporation is deleted in its entirety and the following inserted in its place and stead:

FOURTH:      The total number of shares of all classes of stock which the Corporation shall have authority to issue is Fifteen Million Fifty Thousand (15,050,000) shares, consisting of:

(a)          Fifty Thousand (50,000) shares of preferred stock, $100 par value per share (the “Preferred Stock”), and

(b)         Fifteen Million (15,000,000) shares of common stock, $0.01 par value per share (the “Common Stock”).

FIFTH:           In accordance with Section 241 of the General Corporation Law of the State of Delaware, the above amendment was authorized by the Sole Incorporator of the Corporation by written consent, dated as of March 1, 1995.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its Sole Incorporator on March 2, 1995.

Jeffrey B. Cobb
Sole Incorporator